[Symbotic Inc. Letterhead]

July 27, 2022

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Jeff Kauten

Re:	Acceleration Request for Symbotic Inc.

Registration Statement on Form S-1 (File No. 333-265906)

Dear Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Symbotic Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-265906 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Daylight Time, on Monday, August 1, 2022, or as soon as practicable thereafter.

Please contact Robert W. Downes of Sullivan & Cromwell LLP via telephone at (212) 558-4312 or via e-mail at downesr@sullcrom.com with any questions and please notify him when this request for acceleration has been granted.

*    *    *

Very truly yours,

/s/ Corey Dufresne
Name: Corey Dufresne
Title: General Counsel

cc:	Robert W. Downes

(Sullivan & Cromwell LLP)